Exhibit 99.22
Notice to ASX/LSE
Rio Tinto

Rio Tinto board change

26 June 2019

Dame Moya Greene has notified the Board of her intention to step down as a non-executive director of Rio Tinto with immediate effect.

Ms Greene, who joined the Rio Tinto board in September 2018, said “I have enjoyed my time on the Rio Tinto board but the time commitment has proven more considerable than I had expected and I have taken the difficult decision to step down from Rio in order to re-focus on my other roles.”

Rio Tinto chairman Simon Thompson said “I would like to thank Moya for her contribution to Rio Tinto during her time on the board. My fellow directors and I wish her well for the future.”

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

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